December 14, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Mark Brunhofer and Sharon Blume, Office of Healthcare & Insurance

Re:                      AMAG Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 21, 2017

Form 10-Q for the Quarterly Period Ended September 30, 2017

Filed November 6, 2017

File No. 001-10865

Dear Mr. Rosenberg, Mr. Brunhofer and Ms. Blume:

On behalf of AMAG Pharmaceuticals, Inc. (the “Company”), the Company hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated December 13, 2017 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.  The Company respectfully requests an extension until January 12, 2018 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the response.  The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 12, 2018.  Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 570-1762.  Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jacqueline Mercier
Jacqueline Mercier, Esq.
Goodwin Procter LLP

cc:                                Edward Myles, AMAG Pharmaceuticals, Inc.

Joseph D. Vittiglio, AMAG Pharmaceuticals, Inc.

Ettore A. Santucci, Goodwin Procter LLP